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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                    Form N-8A

                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

                                -----------------

Name:    Western Asset/Claymore U.S. Treasury Inflation Protected Securities
         Fund 3

Address of Principal Business Office:
         385 East Colorado Boulevard
         Pasadena, California 91101

Telephone Number:  (626) 844-9400

Name and address of agent for service of process:
         Gregory B. McShea
         Western Asset/Claymore U.S. Treasury Inflation Protected Securities Fund 3
         385 East Colorado Boulevard
         Pasadena, California 91101

Check Appropriate Box:

          Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

          Yes [X]                   No [  ]


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                                   SIGNATURES

          A copy of the Agreement and Declaration of Trust of Western Asset/Claymore U.S. Treasury Inflation Protected Securities Fund 3 is on file with the Secretary of the Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

          Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Pasadena and the State of California on the 14th day of April, 2004.

                                         WESTERN ASSET/CLAYMORE U.S.
                                         TREASURY INFLATION PROTECTED
                                         SECURITIES FUND 3


                                         By: /s/ Randolph L. Kohn
                                              -----------------------------
                                         Name:  Randolph L. Kohn
                                         Title:    President


Attest:   /s/ Gregory B. McShea
          -------------------------
          Name:  Gregory B. McShea
          Title:    Trustee